UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Flux Power Holdings, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

344057302

(CUSIP Number)

William B. Brown, Managing Member and CEO

513-655-5561

Formidable Asset Management, LLC

221 E. Fourth Street, Suite 2700

Cincinnati OH 45202

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344057302	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Formidable Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 548,226
	8.	SHARED VOTING POWER 2,726,099
	9.	SOLE DISPOSITIVE POWER 548,226
	10.	SHARED DISPOSITIVE POWER 2,726,099

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,274,325
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.27%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 344057302	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”) of Flux Power Holdings, Inc. (the “Issuer”) whose principal executive offices are located at 2685 S. Melrose Drive, Vista, California 92081.

Item 2.  Identity and Background.

(a)	– (c), (f) This Schedule 13D is being filed by Formidable Asset Management, LLC, an Ohio limited liability company (the “Reporting Person”). The principal business address of the Reporting Person is 221 E. Fourth Street, Suite 2700, Cincinnati, Ohio 45202. The Reporting Person is a registered investment advisory company, and its principal business is acquiring, holding and disposing of investments in various companies. Will Brown is the manager/managing member of Formidable Asset Management, LLC; the Reporting Person for the document.

(d), (e) During the last five years, neither Formidable Asset Management, LLC nor Will Brown have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On April 14, 2023, the Reporting Person acquired 250 shares in open market transactions at $4.05. This brought the total number of shares acquired in open market transactions to 548,226 shares of the Common Stock of the Issuer. No funds were borrowed to acquire the Common Stock.

Item 4.  Purpose of Transaction.

The Common Stock reported in this filing has been purchased and held for investment purposes. The Reporting Person acquired the shares as a passive investor and has no present plan or proposal which would relate to or result in any of the matters or actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D. The amount of Common Stock purchased by the Reporting Person exceeded 20% on April 14, 2023 (but subsequently fell to below 20% on April 20, 2023).

Item 5.  Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage based on 16,156,400 shares of Common Stock outstanding on March 31, 2023, as reported in the 10-Q filing of the Issuer filed with the Securities and Exchange Commission on May 11, 2023 of outstanding shares of Common Stock owned beneficially by the Reporting Persons.

Name	Number of Shares	Percentage of Class
Formidable Asset Management, LLC (1)	548,226	3.39%
Separately Managed Retail Accounts (2)	2,726,099	16.87%
Total	3,274,325	20.27% of OS - BB

(1)	These shares are owned by the Reporting Persons’ private fund and exchanged traded funds, for which the Reporting Person is a [Managing Member] and acts as the discretionary portfolio manager. The Reporting Person has sole voting and dispositive power of these shares.
(2)	These shares are owned by investment clients of the Reporting Person who are also responsible to vote the shares. The Reporting Person does not own these shares directly, but by virtue of the Reporting Person’s investment advisory agreement with the clients, each may be deemed to beneficially own the shares by reason of their power to dispose of such shares. The Reporting Person disclaims beneficial ownership of such shares.

List here any transactions in the Issuer’s Common Stock in the last 60 days including the date, amount, price and how/where the transaction was effected].

Name	Transaction Date	No. of Shares	Price per Share
Formidable Asset Management, LLC (1)	February 13, 2023 February 17, 2023 March 9, 2023 March 14, 2023 March 29, 2023	(5951) (57,500) 7178 7178 7178	$6.71 $6.93 $7.06 $5.27 $5.02
Separately Managed Retail Accounts (2)

February 13, 2023

February 14, 2023

February 16, 2023

February 17, 2023

February 21, 2023

February 28, 2023

March 2, 2023

March 6, 2023

March 7, 2023

March 9, 2023

March 10, 2023

March 13, 2023

March 14, 2023

March 15, 2023

March 17, 2023

March 20, 2023

March 21, 2023

March 22, 2023

March 23, 2023

March 24, 2023

March 29, 2023

March 30, 2023

March 31, 2023

April 3, 2023

April 4, 2023

April 5, 2023

April 10, 2023

April 11, 2023

April 12, 2023

April 13, 2023

April 14, 2023

		(6000) (12) (13,821) (5905) (236) 6000 5285 2600 950 (8526) 9861 250 950 450 200 19000 17100 1850 5000 4825 1950 1250 1700 550 400 500 (250) 11,500 250 13,900 5350	$6.71 $6.44 $6.81 $6.93 $6.57 $6.81 $6.51 $6.57 $6.53 $7.06 $5.72 $5.63 $5.27 $5.26 $5.33 $5.13 $5.16 $5.15 $5.15 $5.24 $5.02 $4.80 $4.86 $4.86 $4.55 $4.40 $4.35 $4.10 $4.00 $4.10 $4.05
Total		(NET) 35,004

To the best knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the investment advisory agreements with the Reporting Person’s clients, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. 344057302	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Formidable Asset Management, LLC

/s/ Will Brown
Will Brown
Managing Member and CEO

October 31, 2023
Date